July 25, 2008

Via EDGAR and Federal Express
Mr. Geoffrey Kruczek
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:          Power Efficiency Corporation
Registration Statement on Form S-l
Filed April 30, 2008
File No. 333-150556

Dear Mr. Kruczek:

We are electronically transmitting hereunder a conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement of Power Efficiency Corporation (the “Company”) on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to you.

This letter is being sent in response to the Staff’s comments to the Registration Statement on Form S-1, filed April 30, 2008. The Staff’s comments are set forth in a letter from yourself addressed to Stephen Strasser, Chief Executive Officer of the Company, dated May 23, 2008.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Price Range of Common Stock, page 12

1. Please update your disclosure regarding the high and low bid prices of your common stock to include such information as of the period ended March 31, 2008.

Our disclosure regarding the high and low bid prices of our common stock has been updated to include the period ending June 30, 2008.

Security Ownership of Certain Beneficial Owners and Management, page 30

2. In light of your disclosure on pages 33 and 34 regarding the number of common shares exercisable within 60 days and registered for resale on behalf of Michael Goldfarb, Byron LeBow Revocable Family Trust and Marathon Resource Partners, please tell us why you have not identified those persons and entities; as beneficial owners of 5% or more of your outstanding shares.

On page 33, Michael J. Goldfarb Enterprises LLC, Byron LeBow Revocable Family Trust, and Marathon Resource Partners 1, L.P. have been identified as beneficial owners of 5% or more of our outstanding shares.

3. Please tell us why your selling stockholders’ and beneficial ownership tables disclose different amounts of shares beneficially owned by John Lackland, Raymond Skiptunis, Gary Rado, George Boyadjieff and Ron Boyer. Also reconcile your disclosure here regarding the percentage of your shares beneficially owned by Commerce Energy with your disclosure in note 9 to the selling stockholders’ table.

The selling stockholders’ table and beneficial ownership tables have been reconciled and footnote 9 of the selling stockholders’ table has been revised to reconcile the disclosure regarding the percentage of shares beneficially owned by Commerce Energy.

Selling Shareholders, page 32

4. Please tell us about any relationships among the selling shareholders. For example, we note that Brett and Michael Goldfarb and Marathon Resource Partners and Marathon International are listed separately but appear to share the same business address.

In footnote 10 on page 47 of Amendment No. 1, we have disclosed that Michael J. Goldfarb, the managing member of Michael J. Goldfarb Enterprises LLC, is the father of Brett Goldfarb, and the brother of Alvin Goldfarb.

5. Please tell us where in the prospectus you have provided the discussion referenced in note 9 and why you have not provided similar disclosure regarding other persons and entities that beneficially own a significant portion of your outstanding shares.

The section titled “Relationship with Commerce Energy Corporation and Commerce Energy” as referenced in footnote 9 is not in the registration statement. Because Commerce has ceased to be a related party with Summit and Steven Strasser for the period covered by Item 404 of Regulation S-K - Related Party Transactions, we believe it is appropriate to omit such disclosure. Therefore, we have revised the footnote to remove this reference.

6. We note that according to your Form 8-K filed January 24, 2008 and your disclosure on pages 30, 31 and F-18, many of the purchasers in your recent private offering of units were your officers, directors, affiliates or preexisting shareholders. We also note that a substantial portion of the common shares issued or issuable in that transaction are registered for resale here. Therefore, since it appears the transaction registered here consists of a large number of securities to be offered by your affiliates, including those offering a significant number of securities relative to the amount outstanding and held by non-affiliates, this offering appears to be by or on behalf of the issuer.” Please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

We have removed from registration an aggregate of 4,466,804 shares of common stock held by our officers, directors, affiliates or pre-existing shareholders from the 21,000,000 shares for which we are seeking initial registration. After the significant reduction of shares offered by our officers, directors, affiliates or pre-existing shareholders, we believe this offering is not “by or on behalf of the issuer”.

7. Please revise your selling shareholders’ table to comply with the requirements of Item 507 of Regulation S-K. Your second and third columns are inconsistent with your fourth and fifth columns regarding the number of shares beneficially owned by each holder and with how beneficial ownership is to be calculated. Your revised disclosure should state in separate columns (1) the amount beneficially owned by each holder prior to the offering; (2) the amount to be offered for that holder’s account; and (3) the amount and percent to be beneficially owned by that holder following completion of the offering.

The selling stockholders’ table has been revised to comply with Item 507 of Regulation S-K and discloses in separate columns the information as requested.

8. Please tell us whether any of the selling shareholders are broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, it appears from notes 7 and 8 to your selling stockholders’ table that employees of broker-dealers are offering shares for resale. A selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling shareholder is able to make the following representations in the prospectus:

•	The selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

•	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

With respect to certain shares of common stock underlying warrants issued to any broker-dealers, we have removed any such shares from the registration statement.

Financial Statements

9. Please update your financial statements as required by Article 8-08 of Regulation S-X.

Our financial statements have been updated as required by Article 8-08 of Regulation S-X.

Item 27. Exhibits and Financial Statement Schedules, page II-4

10.  Please tell us which exhibits govern the instruments issued by you in each of the private offerings mentioned on pages 1 and 2. Also tell us where you have filed as exhibits the securities purchase agreements related to those offerings.

The exhibits which govern the Securities issued in the January 2008 offering are Exhibit 3.8 - Certificate of Designation of the Series B Preferred Stock and Exhibit 4.6, Form of Warrant. The Securities Purchase Agreement related to this offering is filed as Exhibit 10.45.

The exhibits which govern the Securities issued in the offering covered by Registration Statement No. 333-142366 are Exhibit 4.3 - Specimen Stock Certificate and Exhibits 4.6 and 4.7, Form of Warrants. The Securities Purchase Agreement related to this offering is filed as Exhibit 10.36.

The exhibits which govern the Securities issued in the offering covered by Registration Statement No. 333-129233 are Exhibit 4.3 - Specimen Stock Certificate and Exhibits 4.1 and 4.2, Form of Warrants. The Subscription Agreement related to this offering is filed as Exhibit 10.45.

Legality Opinion

11.  We note the language in the opinion that it is based “solely” on applicable statutory provisions of Delaware corporate law. Please revise to clarify that the opinion is also based on applicable Delaware case law.

The language in the legal opinion from our counsel has been revised to state that their opinion is based on Delaware corporate and case law and such opinion has been filed as Exhibit 5.1 to Amendment No. 1.

If you should have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

POWER EFFICIENCY CORPORATION

/s/Steven Z. Strasser
Steven Z. Strasser
Chief Executive Officer